Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended September 30,
	2007	2006
VOYAGE REVENUES:	$122,546	$115,168

EXPENSES:
Commissions	4,444	4,019
Voyage expenses	20,933	17,609
Charter hire expense	3,227	6,149
Vessel operating expenses	28,064	19,815
Depreciation	21,279	16,604
Amortization of deferred dry-docking costs	1,324	1,056
Management fees	2,551	1,971
General and administrative expenses	488	647
Staff compensation expense	1,639	—
Foreign currency losses/(gains)	102	37
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	(31,792)	(13,321)

Total expenses	51,467	53,794

Operating income	71,079	61,374

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(23,556)	(18,409)
Interest income	2,518	1,648
Other, net	789	(119)

Total other income (expenses), net	(20,249)	(16,880)

MINORITY INTEREST	(835)	—

Net Income	$49,995	$44,494

Earnings per share, basic	$1.31	$1.17

Earnings per share, diluted	$1.31	$1.17

Weighted average number of shares, basic	38,084,938	38,101,482

Weighted average number of shares, diluted	38,300,858	38,114,490

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	Nine months ended September 30,
	2007	2006
VOYAGE REVENUES:	$369,676	$316,063

EXPENSES:
Commissions	13,239	11,619
Voyage expenses	55,544	55,030
Charter hire expense	11,823	18,312
Vessel operating expenses	76,844	52,438
Depreciation	59,967	42,078
Amortization of deferred dry-docking costs	3,153	3,821
Management fees	7,240	5,153
General and administrative expenses	2,374	2,102
Staff compensation expense	3,923	—
Foreign currency losses/(gains)	249	111
Amortization of deferred gain on sale of vessels	(2,376)	(2,376)
Gain on sale of vessels, net	(38,189)	(13,321)

Total expenses	193,791	174,967

Operating income	175,885	141,096

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(53,908)	(27,727)
Interest income	10,787	4,518
Other, net	714	1,403

Total other income (expenses), net	(42,407)	(21,806)

MINORITY INTEREST	(2,493)	—

Net Income	$130,985	$119,290

Earnings per share, basic	$3.44	$3.13

Earnings per share, diluted	$3.43	$3.13

Weighted average number of shares, basic	38,081,492	38,143,822

Weighted average number of shares, diluted	38,197,906	38,159,686

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE NINE-MONTHS ENDED SEPTEMBER 30, 2007

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, January 1, 2006		$38,354	$269,237	$3,067	$296,528	$607,186

Net income	196,404				196,404	196,404

- Exercise of stock options		12	65		(6)	71

- Repurchase and cancellation of common stock (286,400 shares)		(286)	(1,872)		(3,103)	(5,261)

- Cash dividends declared and paid ($1.175 per share)					(44,778)	(44,778)

- Fair value of financial instruments	3,666			3,666		3,666

- Fair value of investments	3,072			3,072		3,072

- Reclassification of gains on undesignated cash flow hedges	(5,087)			(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$38,080	$267,430	$4,718	$445,045	$755,273

Net income	130,985				130,985	130,985

- Repurchase and cancellation of common stock (41,600 shares)		(42)	(270)		(1,026)	(1,338)

- Issuance of 21,000 shares of restricted share units		21	(11)		(10)	—

- Cash dividends declared ($0.825 per share)					(31,399)	(31,399)

- Cash dividends declared and paid ($0.75 per share)					(28,559)	(28,559)

- Fair value of financial instruments	(11,679)			(11,679)		(11,679)

- Fair value of investments	(3,072)			(3,072)		(3,072)

- Amortization of restricted share units			4,140			4,140

Comprehensive income	$116,234

BALANCE, September 30, 2007		$38,059	$271,289	$(10,033)	$515,036	$814,351

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2007 and DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$189,836	$174,567
Restricted cash	4,528	4,347
Receivables-
Trade accounts receivable, net	15,233	15,425
Insurance claims	10,733	1,865
Due from related companies	1,859	—
Advances and other	7,660	5,480
Assets held for sale	56,480	—

	91,965	22,770

Inventories	12,091	8,431
Prepaid insurance and other	6,690	3,020
Financial instruments-Fair value	2,417	9,358

Total current assets	307,527	222,493

INVESTMENTS	—	14,045
FIXED ASSETS:
Advances for vessels under construction	143,552	261,242

Vessels	2,122,109	1,649,928
Accumulated depreciation	(205,920)	(191,281)

Vessels’ Net Book Value	1,916,189	1,458,647

Total fixed assets	2,059,741	1,719,889

DEFERRED CHARGES, net	17,076	13,448

Total assets	$2,384,344	$1,969,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$74,966	$23,117
Accounts payable-
Trade	33,844	20,211
Due to related companies	9,821	2,414
Dividend declared	31,399	—
Other	501	2,044

	75,565	24,669

Accrued liabilities	17,594	18,218
Accrued bank interest	25,410	13,705
Unearned revenue	6,416	12,075
Deferred income, current portion	3,168	5,821
Financial instruments - Fair value	12,101	3,825

Total current liabilities	215,220	101,430

LONG-TERM DEBT, net of current portion	1,352,027	1,110,544

DEFERRED INCOME, net of current portion	251	2,626

MINORITY INTERESTS	2,495	2
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 38,059,142 and 38,079,742 issued and outstanding at September 30, 2007 and December 31, 2006, respectively.	38,059	38,080
Additional paid-in capital	271,289	267,430
Other comprehensive income	(10,033)	4,718
Retained earnings	515,036	445,045

Total stockholders’ equity	814,351	755,273

Total liabilities and stockholders’ equity	$2,384,344	$1,969,875

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS AND THE THREE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
Cash Flows from Operating Activities:
Net income	$130,985	$119,290	$49,995	$44,491
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	59,967	42,078	21,279	16,604
Amortization of deferred dry-docking costs	3,153	3,821	1,324	1,056
Amortization of loan fees	689	855	177	(409)
Amortization of deferred income	(2,375)	(2,375)	(791)	(792)
Amortization of restricted share units	3,923	—	1,423	—
Change in fair value of interest rate swaps	3,539	(1,317)	4,815	4,916
Change in fair value of investments	(3,072)	(528)	—	(447)
Payments for dry-docking	(8,556)	(3,529)	(5,736)	(2,065)
Gain on sale of vessels, net	(38,189)	(13,321)	(31,792)	(13,321)
Minority Interests	2,493	—	835	—
Gain on sale of investments	(1,158)	(495)	—	—
(Increase) Decrease in:			—
Receivables	(12,715)	(3,925)	(6,684)	3,396
Inventories	(3,660)	(3,931)	155	1,610
Prepaid insurance and other	(3,670)	(3,181)	2,654	1,468
Increase (Decrease) in:
Accounts payable	19,497	15,345	7,851	(1,592)
Accrued liabilities	12,030	16,459	(404)	10,347
Unearned revenue	(5,659)	1,336	(2,222)	(492)

Net Cash from Operating Activities	157,222	166,582	42,879	64,770

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(84,903)	(157,803)	(7,616)	9,300
Vessel acquisitions and/or improvements	(417,816)	(706,406)	(31,766)	(75,946)
Investments	—	(4,991)	—
Proceeds from sale of investments	15,203	16,102	—	—
Proceeds from sale of shares in subsidiary	—	—	—	—
Proceeds from sale of vessels	82,830	31,491	59,919	31,491

Net Cash (used in)/from Investing Activities	(404,686)	(821,607)	20,537	(35,155)

Cash Flows from Financing Activities:
Proceeds from long-term debt	342,345	874,282	21,661	30,000
Financing costs	(521)	(2,280)	(15)	(73)
Payments of long-term debt	(49,013)	(195,839)	(40,064)	(2,405)
Proceeds from exercise of stock options	—	59	—	12
Increase in restricted cash	(181)	(860)	2,427	1,808
Repurchase and cancellation of common stock	(1,338)	(4,733)	(1,338)
Cash dividend	(28,559)	(20,978)	—

Net Cash from/(used in) Financing Activities	262,733	649,651	(17,329)	29,342

Net increase (decrease) in cash and cash equivalents	15,269	(5,374)	46,087	58,957
Cash and cash equivalents at beginning of period	174,567	145,769	143,749	81,438

Cash and cash equivalents at end of period	$189,836	$140,395	$189,836	$140,395

Interest paid
Cash paid for interest, net of amounts capitalized	37,585	12,006	9,312	3,945